Exhibit 99.1

Qunar Reports Unaudited Third Quarter 2013 Financial Results

BEIJING, November 19, 2013 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (Nasdaq: QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced its unaudited financial results for the quarter ended September 30, 2013.

Highlights for the Third Quarter of 2013

•	Total revenues for the third quarter of 2013 were RMB241.1million (US$39.4 million), an increase of 57.5% year-on-year.

•	Mobile revenues for the third quarter of 2013 were RMB35.3 million (US$5.8 million), an increase of 386.0% year-on-year, representing 14.6% of total revenues.

•	Total number of web and mobile users for the 12-month period ended September 30, 2013 was 218.2 million and 46.7 million, compared to 173.8 million and 16.1 million, respectively, in the 12-month period ended September 30, 2012.

•	Qualified flight clicks from Qunar’s proprietary SaaS system[1] accounted for 85.9% of the Company’s qualified flight clicks and led to bookings for 135,008 air tickets per day in the third quarter of 2013, compared to 65.0% and 59,996 in the same period in 2012.

•	Qualified hotel clicks from Qunar’s proprietary SaaS system accounted for 58.6% of qualified hotel clicks and led to bookings for 34,564 room nights per day in the third quarter of 2013, compared to 31.2% and 8,598 in the same period in 2012.

“We delivered solid top-line growth in the third quarter as user numbers and GMV, Gross Merchandise Volume, continued to show impressive growth,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “Following our successful IPO on the Nasdaq, we’ll continue to grow our GMV and will remain focused on delivering the best travel-search user experience across PC and mobile to enhance our franchise value and build upon our market-leading position.”

“With more and more users making travel searches on the go, our market-leading mobile platform grew very strongly, already accounting for 53% of hotel search queries and 33% of hotel pay-for-performance revenue in the third quarter,” said Sam Sun, chief financial officer of Qunar. “We will continue to invest aggressively in product development to capitalize on the huge opportunities ahead.”

[1]	SaaS is a proprietary software-as-a-service system through which Qunar hosts web outlets for a large and growing number of travel service providers (“TSPs”). Qunar’s SaaS system helps provide a more consistent and high quality transaction experience for its users while helping TSPs with limited or no online presence to have online outlets and be connected to its large number of users, among other benefits.

Third Quarter 2013 Financial Results

Total revenues were RMB241.1 million (US$39.4 million) for the third quarter of 2013, an increase of 57.5% year-on-year and 36.9% quarter-on-quarter. Mobile revenues for the third quarter of 2013 were RMB35.3 million (US$5.8 million), an increase of 386.0% year-on-year, representing 14.6% of total revenues. Pay-for-performance (“P4P”) revenues for the third quarter of 2013 were RMB210.9 million (US$34.5 million), an increase of 61.0% year-on-year and 37.6% quarter-on-quarter.

Among the P4P revenues, flight and flight related revenues for the third quarter of 2013 were RMB152.9 million (US$25.0 million), an increase of 70.6% year-on-year and 33.1% quarter-on-quarter. Year-on-year P4P flight revenue growth was primarily due to a 69.9% increase in flight search queries; quarter-on-quarter P4P flight revenue growth was primarily due to a 19.6% growth in revenue per thousand search queries and a 11.3% growth in flight search queries.

P4P hotel revenues were RMB50.1 million (US$8.2 million), an increase of 26.6% year-on-year and 48.2% quarter-on-quarter. Year-on-year P4P hotel revenue growth was primarily due to a 49.7% growth in hotel search queries and a 15.4% decrease in revenue per thousand search queries, mainly as a result of the hotel coupon program launched in January 2013; quarter-on-quarter P4P hotel revenue growth was primarily due to a 20.6% growth in hotel search queries and a 22.9% growth in revenue per thousand search queries.

Gross profit for the third quarter of 2013 was RMB191.4 million (US$31.3 million), an increase of 50.5% year-on-year and 39.0% quarter-on-quarter. The increase was primarily due to the significant increase in revenues and partially offset by the increase in sales tax and surcharges and the increase in short-message-service fees.

Product development expenses for the third quarter of 2013 were RMB90.7 million (US$14.8 million), an increase of 75.3% year-on-year and 40.7% quarter-on-quarter, primarily due to an increase in salary, welfare and other headcount-related expenses associated with the growth of the product development team. Excluding share-based compensation expenses, product development expenses accounted for 35.5% of total revenues, compared to 31.4% for the corresponding period of 2012 and 34.5% for the second quarter of 2013.

Sales and marketing expenses for the third quarter of 2013 were RMB108.0 million (US$17.7million), an increase of 53.6% year-on-year and 31.8% quarter-on-quarter, primarily due to increases in online marketing expenses and the number of sales and marketing personnel. Excluding share-based compensation expenses, sales and marketing expenses accounted for 44.2% of total revenues, compared to 45.3% for the corresponding period of 2012 and 45.9% for the second quarter of 2013.

General and administrative expenses for the third quarter of 2013 were RMB29.1 million (US$4.8 million), an increase of 119.3% year-on-year and 38.8% quarter-on-quarter, primarily due to an increase in headcount. Excluding share-based compensation expenses, general and administrative expenses accounted for 11.2% of total revenues, compared to 7.6% for the corresponding period of 2012 and 10.8% for the second quarter of 2013.

Operating loss for the third quarter of 2013 was RMB36.4 million (US$5.9 million), compared to RMB8.1 million in the corresponding period of 2012 and RMB29.7 million in the second quarter of 2013.

Net loss attributable to Qunar’s shareholders for the third quarter of 2013 was RMB48.8 million (US$8.0million), compared to RMB8.4million in the corresponding period of 2012 and RMB41.2 million in the second quarter of 2013. The increased net loss attributable to Qunar’s shareholders was primarily due to continued investment in product development, as well as sales and marketing efforts to drive business growth. Basic and diluted net loss per ADS for the third quarter of 2013 was RMB0.48 (US$0.08).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc., was RMB38.7 million (US$6.3 million) for the third quarter of 2013, compared to RMB0.4 million in the corresponding period of 2012 and RMB33.0 million in the second quarter of 2013.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc., was negative RMB18.8million (US$3.1 million) for the third quarter of 2013, compared to positive RMB4.9 million in the corresponding period of 2012 and negative RMB14.8 million in the second quarter of 2013.

As of September 30, 2013, Qunar had cash and cash equivalents and short-term investments of RMB486.4million (US$79.5 million).

As of September 30, 2013, Qunar had 2,359 full-time employees, of which 49% were product development personnel.

Business Outlook

For the fourth quarter of 2013, the Company expects year-on-year revenue growth in the range of 60% to 65%. This forecast reflects Qunar’s current and preliminary view, which is subject to change.

Recent Business Highlights

Upon completion of Qunar’s initial public offering (“IPO”) of its American depositary shares and the private placement concurrently with the IPO, Qunar raised total gross proceeds of US$194.2 million, representing 12,612,800 ADSs at the price of US$15.00 per ADS and 1,000,000 Class B ordinary shares at the price of US$5.00 per share. Immediately following the closing of the IPO, Qunar had 12,777,650 ADSs outstanding, each representing three Class B ordinary shares. The total number of ordinary shares outstanding is 342,183,204 ordinary shares, comprised of 302,850,254 Class A ordinary shares and 39,332,950 Class B ordinary shares.

Conference Call

Qunar’s management team will host an earnings conference call at 8:00PM on November 19, 2013, U.S. Eastern Time (09:00AM on November 20, 2013, Beijing Time).

The dial-in details for the live conference call are as follows:

International:	+65-6823-2299

U.S.:	+1-631-514-2526

UK:	+44-20-3078-7622

Hong Kong:	+852-5808-3202

Mainland China:	400-120-0539

Passcode for all regions:	7895550

A replay of the conference call may be accessed by phone at the following number until November 27, 2013:

International: +61-2-9641-7900

Passcode: 7895550

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding its relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in its industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to its industry. Further information regarding these and other risks is included in its prospectus and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses Adjusted net income/(loss) and Adjusted EBITDA as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on September 30, 2013, which was RMB6.1200 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: 8610 5760 3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31	September 30	September 30
	2012	2013	2013
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	148,511	485,897	79,395
Restricted cash	49,047	9,161	1,497
Funds receivable	30,838	311,434	50,888
Short-term investments	521	534	87
Accounts receivable, net	45,631	87,949	14,371
Due from related parties	38,756	10,000	1,634
Prepayments and other current assets	46,174	68,799	11,242

Total current assets	359,478	973,774	159,114

Non-current assets:
Property and equipment, net	32,298	38,967	6,367
Other non-current assets	576	12,558	2,052

Total non-current assets	32,874	51,525	8,419

Total assets	392,352	1,025,299	167,533

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Customer advances and deposits	69,081	134,491	21,976
Due to related parties	50,200	56,049	9,158
Accounts payable	2,284	3,184	520
Salaries and welfare payable	43,669	52,416	8,565
Income tax payable	1,166	2,849	465
Accrued expenses and other current liabilities	148,616	375,877	61,418

Total current liabilities	315,016	624,866	102,102

Non-current liabilities:
Non-current liabilities	17,594	28,409	4,642

Total non-current liabilities	17,594	28,409	4,642

Total liabilities	332,610	653,275	106,744

Mezzanine equity
Redeemable ordinary shares (US$ 0.001 of par value per share; 100,280,392 shares issued and outstanding with a redemption value of US$1.45533 per share as of December 31, 2012 and September 30, 2013)	998,666	998,666	163,181

Total mezzanine equity	998,666	998,666	163,181

Shareholders’ deficit:
Ordinary shares (US$ 0.001 of par value per share; 800,000,000 shares authorized; 181,402,116 and 203,064,412 shares issued and outstanding as of December 31, 2012 and September 30, 2013)	1,172	1,306	213
Additional paid-in capital	(716,364)	(333,620)	(54,513)
Accumulated other comprehensive loss	(11,603)	(16,465)	(2,690)
Accumulated deficit	(212,129)	(277,863)	(45,402)

Total shareholders’ deficit	(938,924)	(626,642)	(102,392)

Total liabilities, mezzanine equity and shareholders’ deficit	392,352	1,025,299	167,533

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	September 30	June 30	September 30	September 30
	2012	2013	2013	2013
(In thousands except for share, per share (or ADS) information)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Pay-for-performance services	131,034	153,330	210,909	34,462
Display advertising services	13,074	14,183	18,147	2,965
Other services	8,954	8,616	12,090	1,976

Total revenues	153,062	176,129	241,146	39,403
Cost of Revenue	(25,841)	(38,455)	(49,712)	(8,123)

Gross profit	127,221	137,674	191,434	31,280

Operating expenses:
Product development(Note1)	(51,741)	(64,478)	(90,700)	(14,820)
Sales and marketing(Note1)	(70,337)	(81,945)	(108,026)	(17,651)
General and administrative(Note1)	(13,278)	(20,980)	(29,117)	(4,758)

Operating loss	(8,135)	(29,729)	(36,409)	(5,949)

Interest income, net	198	305	1,087	178
Foreign exchange gain/(loss), net	27	(344)	108	18
Other income, net	39	295	463	75

Loss before income taxes	(7,871)	(29,473)	(34,751)	(5,678)

Income tax expense	(537)	(11,734)	(14,058)	(2,297)

Net loss attributable to ordinary shareholders	(8,408)	(41,207)	(48,809)	(7,975)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(0.03)	(0.14)	(0.16)	(0.03)
Net loss per ordinary share—diluted	(0.03)	(0.14)	(0.16)	(0.03)

Loss per ADS (Each ADS represents three ordinary shares):
Net loss per ADS—basic	(0.09)	(0.41)	(0.48)	(0.08)
Net loss per ADS—diluted	(0.09)	(0.41)	(0.48)	(0.08)

Weighted average number of ordinary shares:
Basic	281,682,508	303,344,804	303,344,804	303,344,804
Diluted	281,682,508	303,344,804	303,344,804	303,344,804

Note1: Includes share-based compensation expenses as follows:

Product development	(3,633)	(3,726)	(5,110)	(835)
Sales and marketing	(1,048)	(1,122)	(1,511)	(247)
General and administrative	(1,630)	(1,913)	(2,045)	(334)

Total share-based compensation expenses	(6,311)	(6,761)	(8,666)	(1,416)

Reconciliations of GAAP and non-GAAP measures (in thousands, unaudited)

	Three Months Ended
	September 30	June 30	September 30	September 30
	2012	2013	2013	2013
	RMB	RMB	RMB	USD
Net loss attributable to ordinary shareholders	(8,408)	(41,207)	(48,809)	(7,975)
Add:
Share-based compensation expenses	6,311	6,761	8,666	1,416
Non-cash expenses relating to free user traffic contributed by Baidu	1,663	1,480	1,480	242

Adjusted net loss (non-GAAP)(*)	(434)	(32,966)	(38,663)	(6,317)

Add:
Income tax expense	537	11,734	14,058	2,297
Depreciation	4,784	5,388	5,459	892
Interest expense	—	1,059	351	57

Adjusted EBITDA (non-GAAP)(**)	4,887	(14,785)	(18,795)	(3,071)

*	Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc.
**	Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense and non-cash expenses relating to free user traffic contributed by Baidu, Inc.